SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               THEGLOBE.COM, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                    88335R101
                                 (CUSIP Number)


                          DONALD E. THOMPSON, II, ESQ.
                               PROSKAUER ROSE LLP
                          2255 GLADES ROAD, SUITE 340W
                            BOCA RATON, FLORIDA 33431
                                 (561) 241-7400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                NOVEMBER 22, 2006
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

                                                                             |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    88335R101                                             Page 2 of 5


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS

             Carl Ruderman
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)      |_|
                                                                    (b)      [_]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY
------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             PF
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
-------------------------------- --------- -------------------------------------

           NUMBER OF             7         SOLE VOTING POWER
            SHARES                         -0-
         BENEFICIALLY
           OWNED BY              8         SHARED VOTING POWER
             EACH                          10,000,000 (1)
           REPORTING
          PERSON WITH            9         SOLE DISPOSITIVE POWER
                                           10,000,000

                                10         SHARED DISPOSITIVE POWER
                                           -0- (2)
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,000,000
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*
                                                                            [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             5.41%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IN
------------ -------------------------------------------------------------------

------------
(1) On November 22, 2006, the Reporting Person acquired warrants from the Issuer which, if exercised, would amount to 10,000,000 shares of the common stock of the Issuer. Pursuant to a Stockholders' Agreement dated November 22, 2006, by and among the Issuer, the Reporting Person, E&C Capital Partners, LLLP ("E&C") and others (the "Stockholders' Agreement"), E&C (which is an affiliate of the Issuer) was granted an irrevocable proxy over the 10,000,000 shares of common stock, when and to the extent such shares are acquired by the Reporting Person (the "Proxy Warrant Shares").
(2) Does not include Proxy Shares and certain other securities of the Issuer which may then be owned by Ruderman which E&C and certain of its affiliates (the "Existing Stockholders") may cause Ruderman to sell pursuant to a "drag-along" right granted to them pursuant to the Stockholders' Agreement. The circumstances under which the Existing Stockholders may cause such drag-along are beyond their present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

CUSIP No.    88335R101                                             Page 3 of 5


ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock"), of theglobe.com, inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 110 East Broward Blvd., Suite 1400, Fort Lauderdale, Florida 33301.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(c) This Schedule 13D is filed by Carl Ruderman, the Reporting Person. The address of the Reporting Person is 20165 N.E. 39th Place, Tower Suite, Porta Vita, Aventura, FL 33180.

     (d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)    The Reporting Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         None.

ITEM 4.  PURPOSE OF TRANSACTION

This Schedule 13D gives effect to certain warrants acquired on November 22, 2006 by the Reporting Person from the Issuer. The Reporting Person holds two outstanding warrants for 5,000,000 shares each, which, if exercised, would amount to 10,000,000 shares of the common stock of the Issuer. Each of the warrants is immediately exercisable at a price of $0.15 per share. The only difference between the two warrants is that one has an exercise term of 3 years and the other has a term of 4 years. Each warrant provides for the extension of the exercise term by an additional 3 years if certain criteria are met. Mr. Ruderman was also granted "piggyback" registration rights with respect to the shares of the Company's common stock issuable upon exercise of the warrants. Pursuant to a Stockholders' Agreement dated November 22, 2006, by and among the Issuer, the Reporting Person, E&C Capital Partners, LLLP ("E&C") and others (the "Stockholders' Agreement"), E&C (which is an affiliate of the Issuer) was granted an irrevocable proxy over the 10,000,000 shares of common stock, when and to the extent such shares are acquired by the Reporting Person (the "Proxy Warrant Shares").

Except as described above, the Reporting Person is not aware of any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

     (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

     (d) any other material change in the Issuer's business or corporate structure.

     (e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

     (f) any other material changes in the Issuer's business or corporate structure.

CUSIP No.    88335R101                                             Page 4 of 5

     (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

     (h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

     (i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

     (j)  any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) (b) The amounts and percentages of Common Stock set forth in this Item 5 are based on (i) the shares beneficially owned by the Reporting Person, as set forth in Item 3 and (ii) 174,757,565 shares of Common Stock outstanding as of November 22, 2006.

               Amount beneficially owned:
                        10,000,000

               Percent of class:
                        5.41%

               Number of shares as to which the person has:

                    sole power to vote or to direct the vote:
                               -0-

                      shared power to vote or to direct the vote:

                               10,000,000

                      sole power to dispose or to direct the disposition of:

                               10,000,000

                      shared power to dispose or to direct the disposition of:

                                    -0-

     (c)  None

     (d)  None

     (e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person is a party to a Stockholders' Agreement dated November 22, 2006 by and among the Issuer, the Reporting Person, Michael S. Egan, Edward A. Cespedes, E&C Capital Partners, LLLP, E&C Capital Partners II, Ltd. and Dancing Bear Investments, Inc. (the "Stockholders' Agreement"). Pursuant to the provisions of the Stockholders' Agreement, E&C Capital Partners, LLLP was granted an irrevocable proxy to vote 10,000,000 shares of common stock of the Issuer when and to the extent such shares are acquired by the Reporting Person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Stockholders' Agreement dated November 22, 2006 by and among the Issuer, the Reporting Person, Michael S. Egan, Edward A. Cespedes, E&C Capital Partners, LLLP, E&C Capital Partners II, Ltd. and Dancing Bear Investments, Inc.

CUSIP No.    88335R101                                             Page 5 of 5


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.





                                                     By /s/ CARL RUDERMAN
                                                        ------------------------
                                                            Carl Ruderman